Atlas Copco

SEC 82-812

03032582

03 OCT -7 AM 7:21

Stockholm, October 2, 2003

OCT 0 6 2003

Atlas Copco Capital Markets Day 2003

Dear Madame / Sir,

We are pleased to invite you to Atlas Copco's Capital Markets Day 2003, which will take place on November 12 at the IVA Conference Center in Stockholm, Sweden.

SUPPL

The purpose of the meeting is to give an update on the strategy and development of the Atlas Copco Group including the four Business Areas; Compressor Technique, Construction and Mining Technique, Industrial Technique and Rental Service. The program will start at 13.00 and conclude with a dinner in the evening.

Please register your participation, no later than October 31, on www.atlascopco-group.com under Investor Relations, where you find a link to the registration form.

For further details please see enclosure.

We look forward to seeing you on November 12.

Yours sincerely,
Atlas Copco AB

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

Gunnar Brock
President and CEO

Enclosure

10/8

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco Capital Markets Day 2003

Stockholm, Sweden, October 2, 2003

Esin Arvidsson
Group Communications
Atlas Copco AB

Sent by DHL 478 0886 386

SEC 82-812

Atlas Copco

Atlas Copco - Capital Markets Day
November 12, 2003

Venue
IVA Konferenscenter
Grev Turegatan 16
Stockholm

Telephone:	+46 (0)8 791 2900
Fax:	+46 (0)8 611 5623

www.iva.se/konferenscenter/
(Swedish only)

Program

13.00-18.30	Presentations
19.00	Dinner

Participants from Atlas Copco

Gunnar Brock	President and CEO
Bengt Kvarnbäck	Senior Executive Vice President, Compressor Technique
Freek Nijdam	Senior Executive Vice President, Rental Service
Göran Gezelius	Senior Executive Vice President, Industrial Technique
Björn Rosengren	Senior Executive Vice President, Construction and Mining Technique
Hans Ola Meyer	Chief Financial Officer
Annika Berglund	Senior Vice President, Corporate Communications
Mattias Olsson	Investor Relations Manager

For further queries, please contact
Mattias Olsson, Investor Relations Manager

Telephone:	+46 (0)8 743 8291
Mobile:	+46 (0)70 518 8291
e-mail:	mattias.olsson@se.atlascopco.com